Exhibit 99.1

SELECTED QUARTERLY FINANCIAL INFORMATION
(Unaudited)

Selected quarterly information for the years ended December 31, 2004 and 2003 is as follows (in thousands, except per share amounts):

	Quarter Ended
	December 31	September 30	June 30	March 31
2004

Revenues from continuing Rental Operations	$196,521	$194,331	$187,351	$187,448
Revenues from continuing Service Operations	27,195	17,434	14,739	11,435
Net income available for common shares	41,150	42,527	34,716	32,886
Basic income per common share	$0.29	$0.30	$0.24	$0.24
Diluted income per common share	$0.29	$0.30	$0.24	$0.23
Weighted average common shares	142,716	142,273	142,104	138,398
Weighted average common and dilutive potential common shares	157,350	157,105	156,828	156,913
Funds From Operations (1)	$95,487	$89,277	$86,724	$80,981

2003

Revenues from continuing Rental Operations	$183,355	$178,029	$174,964	$176,683
Revenues from continuing Service Operations	25,680	12,693	11,661	9,422
Net income available for common shares	49,711	40,185	34,538	37,477
Basic income per common share	$0.37	$0.30	$0.26	$0.28
Diluted income per common share	$0.36	$0.30	$0.25	$0.28
Weighted average common shares	136,105	135,706	135,386	135,170
Weighted average common and dilutive potential common shares	151,661	151,244	151,019	150,627
Funds From Operations (1)	$93,737	$84,730	$80,332	$77,190

(1)  Funds From Operations (“FFO”) is used by industry analysts and investors as a supplemental operating performance measure of an equity real estate investment trust (“REIT”). FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”). FFO, as defined by NAREIT, represents net income (loss) determined in accordance with generally accepted accounting principles (“GAAP”), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required primary GAAP presentations, has improved the understanding of operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company’s real estate between periods or as compared to different companies.